Strategic Partners Opportunity Funds

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

June 20, 2007

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strategic Partners Opportunity Funds
Registration Statement on Form N-14
File Nos. 333-142915 and 811-09805

Dear Mr. Greene:

On behalf of Jennison Select Growth Fund (the Fund), a series of Strategic Partners Opportunity Funds (the Registrant), set forth below are our proposed responses to telephonic comments received by Claudia DiGiacomo from you on June13, 2007. Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was filed with the U.S. Securities and Exchange Commission (the Commission) on May 14, 2007 under Rule 488 under the Securities Act of 1933 (the 1933 Act). The N-14 Registration Statement will be used in connection with a special meeting of the shareholders of Strategic Partnres Concentrated Growth Fund (the Target Fund, and together with the Fund, the Funds), a series of Strategic Partners Mutual Funds, Inc., that will be held on September 11, 2007 and any adjournments thereof (the Meeting). At the Meeting, the Target Fund shareholders will be asked to vote to approve or disapprove the acquisition of all of the assets and all of the liabilities of the Target Fund by the Fund (the Reorganization). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment: Please make the appropriate Tandy representations.

Response: The Tandy representations are included at the end of this letter.

2.	Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the N-14 Registration Statement.

Response: This letter will be transmitted to the Commission staff separate from the N-14 Registration Statement filing.

3.	Comment: Please confirm that a supplement to the Target Fund’s prospectus relating to the Reorganization has been filed with the SEC.

Response: We hereby confirm that a supplement to the Target Fund’s prospectus relating to the Reorganization has been filed with the SEC.

4.	Comment: Please confirm that the Strategic Partners Mutual Funds, Inc. will have additional series after the Reorganization.

Response: We hereby confirm that the Strategic Partners Mutual Funds, Inc. will have at least one additional series after the Reorganization.

5.	Comment: Please confirm supplementally that the Funds have no material difference in their valuation policies.

Response: We hereby confirm that the Funds have no material differences in their valuation policies.

6.	Comment: Please confirm whether shareholders of the Target Fund will be losing any services as a result of the Reorganization.

Response: We do not expect that the shareholders of the Target Fund will lose any material services as a result of the Reorganitization.

7.	Comment: If any seurities must be sold as a result of the Reorganization, please mark such securities in the Schedule of Investments.

Response: As disclosed on page F-3 of the Pro Forma Portfolio of Investments, the Fund does not expect that it must sell any of its investments as a result of the Reorganization.

8.	Comment: Please confirm that a legal opinion was attached to the N-14 Registration Statement as an exhibit.

Response: The Registrant confirms that a legal opinion was included as exhibit 11 to the N-14 Registration Statement.

9.	Comment: Please confirm that the N-14 Registration Statement includes a tax summary.

Response: The N-14 Registration Statement includes the following tax summaries: “Federal Income Tax Considerations” and “Tax Consequences of the Reorganization.”

10.	Comment: In the proxy card please change the font of the text that currently appears in all caps to comply with Plain English.

Response: We confirm that the printed proxy cards that will be mailed to shareholders do not contain text in all caps.

Prospectus/Proxy Statement

1.	Comment: In the “Comparision of Other Policies –Foreign Securities” section, confirm if the Fund may invest in securities of emerging market countries. If yes, then provide disclosure.

Response: The N-14 registration Statement contains disclosure relating to emerging markets under the caption “Risks of Investing in the Funds—Emerging Markets.” Therefore, the Registrant respectfully submits that no additional revisions are necessary.

2.	Comment: In the “Comparision of Other Policies –Fixed Income Securities” section, please disclose whether the Funds invest in the types of tender option bonds or inverse floaters that are subject to new accounting treatment under FAS 140.

Response: Neither Fund currently owns any such securities. The disclosure has been revised to disclose the risks associated with such securities.

3.	Comment: With respect to the”Risks of Investing in the Funds—REITs” section, please confirm that the fees associated with investing in REITs is disclosed under the item relating to “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses tables.

Response: Although the Funds may invest in “real estate investment trusts” (REITs), neither Fund has any REITs in its portfolio as of February 28, 2007. Therefore, we respectfully submit that no revisions are necessary pursuant to this comment.

Additionally, we respectfully disagree with the staffs comment. We understand the term " REITs" to be issuers of the type of securities that are defined in Section 3(c)(5) of the Investment Company Act of 1940, as amended, and therefore, are not investment companies. We do not believe that REITs are required to be disclosed in the fee table under "Acquired Fund Fees and Expenses." Item 3(f)(i) of Form N-1A describes an "Acquired Fund" as "any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act." Therefore, pursuant to Item 3(f)(i) of Form N-1A, even if the Fund were to own REITs, they would not be included in the fee table under "Acquired Fund Fees and Expenses" because REITs, as 3(c)(5) entities, would not be included in the definition of an "Acquired Fund" as described in that Item.

4.	Comment: With respect to the “Comparison of Important Features—Shareholder Meetings” section, please include disclosure indicating that the Funds’ will comply with Section 16(c) of the 1940 Act

Response: The requested disclosure has been added to the Prospectus/Proxy Statement.

5.	Comment: With respect to the”Comparison of Important Features—Management of the Funds—Jennison Assocaites LLC” section, please explain whether the team members mentioned in the fifth paragraph are portfolio managers.

Response: The team members are not portfolio managers because they are not responsible for the day to day management of the Funds. The tram members are providing support to the portfolio managers. But the portfolio managers named in the Proxy/Prospectus are the individuals responsible for the day to day management of the Funds.

6.	Comment: In the “Fees and Expenses” section, please (a) include, if necessary, a line item relating to “Acquired Fund Fees and Expenses” and (b) supplementally explain how the pro forma Other Expenses are 0.42%, when the Other Expenses for the SP Fund and the Jennison Fund are 0.58% and .70%, respectively.

Response: (a) The disclosure has been revised as requested. (b) We supplementally confirm that the pro forma Other Expenses of 0.42% is accurate and reflects final consolidations after adjustments to the pro forams Other Expenses. The number is mathematically accurate and reflect savings on certain fees due to the Reorganization. Footnote (B) to the Pro Forma Statement of Operations for the Reorganization for the Period Ended February 28, 2007 (unaudited) explains which other expenses were adjusted to reflect such savings to the pro forma Combined Jennsion Fund.

7.	Comment: With respect to the “Capitalization” table, please clarify that the last two items are totals.

Response: The N-14 Registration Statement contains a heading entitled “Total Net Assets and Shares Outstanding” immediately preceeding the disclosure referenced by the staff. Therefore, we respectfully submit that no additional revisiosn are necessary.

8.	Comment: In the “Miscellaneous—Independent Registered Public Accounting Firm” section, (a) please incorporate the Target Fund’s financial statements into the prospectus contained in the Prospectus/Proxy Statement in addition to the Statement of Additional Information and (b) include an auditors consent for the Target Fund.

Response: (a) The disclosure has been revised as requested.

(b) The N-14 Registration Statement contained the Target Fund’s auditor’s consent as exhibit 14(B).

Pro Forma Financial Statements

1.	Comment: Please clarify the following sentence in the Notes to the Pro-Formas “[t]he Pro-Forma Statement of Operations does not include the effect of any realized gains or losses, or transaction fees incurred in connection with the realignment of the portfolio (emphasis added)”, so the that it does not contradict with the statement on page F-3 stating that the Fund does not expect that it must sell any investments as a result of the Reorganization.

Response: The disclosure has been revised as requested.

Transmittal Letter

1.	Comment: The transmittal letter includes the Registrant’s accounting anaylsis under the North American Security Trust no-action letter. The comparision of the Funds assets size and portfolio composition states that the portfolio composition of the Combines Fund is expected to be more similar to the Fund. Please explain how that is possible since it would seem that if none of the securities are being sold as a result of the reorganization that the Combined Fund would be more similar to the Target Fund.

Response: Although none of the securities must be sold as a result of the Reorganization, it is expected that the portfolio composition of the Combined Fund will be more similar to the Fund since the Combined Fund will be managed by the Fund’s subadviser and the Fund’s portfolio managers, and the Combined Fund will be managed according to the Fund’s portfolio investment policies and restrictions.

* * *

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; (ii) Commission staff comments or changes to disclosure in the N-14 Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the N-14 Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo

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